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SECURITIES ~~W~~ ON

09059984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-47257

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
                    (No. and Street)

Greenwich   Connecticut   06830
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe   203-618-5870
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

INTERACTIVE BROKERS LLC AND SUBSIDIARIES
(SEC I.D. No. 8-47257)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2009

Member of
Deloitte Touche Tohmatsu

INTERACTIVE BROKERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

Assets

Cash and cash equivalents	$	56,102,895
Cash and securities - segregated for regulatory purposes		4,990,989,191
Securities borrowed from an affiliate		658,921,863
Securities purchased under agreements to resell		405,169,360
Deposits with clearing organizations		3,161,047
Other receivables:		
Customers (net of allowance for doubtful accounts of $17,571,823)		1,621,162,403
Brokers, dealers and clearing organizations		163,334,800
Affiliates		56,241,032
Interest		3,542,708
Other assets		37,875,034
Total assets	$	7,996,500,333

Liabilities and members' capital

Liabilities:		
Payable to customers	$	6,928,819,794
Securities loaned to an affiliate		150,726,687
Securities sold under agreements to repurchase		29,988,500
Other payables:		
Brokers, dealers and clearing organizations		58,291,554
Accounts payable, accrued expenses and other liabilities		43,629,518
Affiliates		25,192,368
Interest		2,459,607
		7,239,108,028
Members' capital		757,392,305
Total liabilities and members' capital	$	7,996,500,333

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC ("IBLLC"), together with its wholly-owned subsidiaries (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company's subsidiary is FutureTrade Technologies LLC ("FTT"), a technology solutions provider to hedge funds and other institutional investors, and its wholly-owned subsidiary, FutureTrade Securities, LLC ("FTS"), which is a registered broker-dealer.

The Company is 99.9% owned by IBG LLC, formerly known as Interactive Brokers Group LLC, ("IBG LLC" or "the Group"). In addition to the Company, the Group is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Specialists Corp. ("THSC"), Timber Hill Europe AG ("THE"), Interactive Brokers Financial Products S.A. ("IBFP"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH") and IB Exchange Corp. ("IBEC").

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), which first issued shares of common stock in its Initial Public Offering ("IPO") in May 2007. See Note 8 for additional information regarding the IPO.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair value of financial instruments, the estimated useful lives of property and equipment, compensation accruals, allowance for doubtful accounts and estimated contingency reserves.

Fair Value

At December 31, 2008, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature and were carried at amounts that approximate fair value.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, all financial instruments, except currency forward contracts, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include Canadian government obligations, included in deposits with clearing organizations, in the consolidated statement of financial condition. Currency forward contracts are classified as Level 2 financial instruments as such instruments are not exchange-traded.

The following tables set forth, by level within the fair value hierarchy, financial instruments owned and financial assets and liabilities at fair value as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets, At Fair Value as of December 31, 2008			
	Level I	Level 2	Level 3	Total
Deposits with clearing organizations	$ 1,642,654		$ -	$ 1,642,654
Receivables from brokers, dealers and clearing organizations		$ 1,106,487		1,106,487
	$ 1,642,654	$ 1,106,487	$ -	$ 2,749,141

	Financial Liabilities, At Fair Value as of December 31, 2008			
	Level I	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations	-	$ 1,106,487	$ -	$ 1,106,487
Accounts payable, accrued expenses and other liabilities	$ 2,156,541	-	-	2,156,541
	$ 2,156,541	$ 1,106,487	$ -	$ 3,263,028

The Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" as of January 1, 2008.

SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company has no assets or liabilities for which it elected the fair value option.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated. Pursuant to the revised Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," the Company would also consolidate any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. At December 31, 2008, the Company does not have any interests in VIEs.

At December 31, 2008, $14,118,272 of assets and $5,740,188 of liabilities were attributable to a consolidated subsidiary. The members' capital of this subsidiary was $8,378,084 at December 31, 2008.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less.

Cash and Securities — Segregated for Regulatory Purposes

The Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities. The Company maintains segregated accounts at major money-center banks. At December 31, 2008, the Company had more than 10% of its total cash and cash equivalents at each of four of these banks.

Securities Borrowed and Securities Loaned

The Company borrows and loans securities in order to facilitate customer settlements. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value plus accrued interest. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

Securities received as collateral consisted of U.S. Treasury Bills and Treasury Notes. In the normal course of business, these securities have been deposited with clearing organizations, and segregated for regulatory purposes.

Financial Instruments

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash and securities owned by the Company which have been deposited with clearing organizations in the normal course of business. These securities consisted of Canadian Treasury Bills, carried at amortized cost, which approximate fair value. These transactions are recorded on a trade date basis. At December 31, 2008, the Company had $1,518,393 in cash and $1,642,654 in Canadian Treasury Bills that were pledged with the Company's clearing organizations.

Currency forward contracts

The Company enters into currency forward contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements. The Company also executes currency forward contracts on behalf of its affiliates. These transactions are recorded on a trade date basis at fair value based on quoted market prices. A currency forward contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The fair value of the Company's open currency forward contracts at December 31, 2008 were $8,130,591 and $20,759,718, respectively, which represent mark-to-market gains and losses on currency forward contracts.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the year-end exchange rates. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to

customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees and expenses are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition, respectively.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails-to-deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of the Company's customers.

Stock-Based Compensation

The Company follows SFAS No. 123(R), "Share-Based Payment," to account for its stock-based compensation plans. SFAS No. 123(R) requires all share-based payments to employees to be recognized in the consolidated statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Goodwill and Intangible Assets

In connection with the Company's acquisition of FutureTrade Technologies LLC, the Company recorded goodwill and other intangible assets. A judgmental aspect of accounting for goodwill and intangible assets is whether an impairment in the asset has been sustained. As of December 31, 2008 these assets were not impaired. The Company performed an annual evaluation for impairment at December 31. At December 31, 2008, intangible assets of $313,370 and goodwill of $551,048 were included in other assets on the consolidated statement of financial condition.

Property, Equipment and Software Costs

Property, equipment and software consist primarily of technology hardware, software, internally developed software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed three years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities. In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". FIN No. 48 clarifies the accounting for uncertainty of income tax positions recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

FIN No. 48 was adopted by the Company as of January 1, 2007. As of December 31, 2008, no new income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" SFAS No. 141(R) replaces SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. SFAS No. 141(R) is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 141(R) will not have a material effect on its consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 requires non-controlling ("minority") interests in a reporting entity to be reported as a component of the entity's stockholder's equity. SFAS No. 160 is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 160 is not expected to have a material effect on the Company's consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of SFAS No. 161 is not expected to have a material effect on the Company's consolidated statement of financial condition.

On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities in accordance with U.S. GAAP. This Statement became effective in November 2008, 60 days following the SEC's approval of the Public Company Accounting

Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS No. 162 did not have a material effect on the Company's consolidated statement of financial condition.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;

- Defined risk management policies and procedures supported by a rigorous analytic framework; and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The

Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Financial instruments include non-U.S. dollar currency balances and currency forward contracts. Currency forward contracts are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. The Company uses currency forward contracts to manage the levels of its non-U.S. dollar currency balances to hedge its global exposure.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2008, the Company did not have any concentrations of credit risk.

4. **SEGREGATON OF FUNDS AND RESERVE REQUIREMENTS**

As a result of customer activities, IBLLC is obligated by rules mandated by its primary regulators, the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2008, IBLLC held cash and securities of $4,805,678,270 and securities purchased under agreements to resell of $125,025,312 to satisfy this requirement.

During the year ended December 31, 2008, IBLLC performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2008, IBLLC had segregated $1,999,404 of securities purchased under agreements to resell.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2008, IBLLC had cash and commodities of $115,458,307, securities purchased under agreements to resell with a market value of $180,056,402, receivables from brokers, dealers and clearing organizations of $14,581,341, payables to brokers, dealers and clearing organizations of ($14,679,353) and commodities option contracts with net short market value of ($10,741,901) segregated to satisfy this requirement. At

December 31, 2008, the net market values of long and short commodity option contracts are included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2008, IBLLC had cash and securities in the amount of $68,643,623 and receivables from brokers, dealers and clearing organizations of $96,290,144 segregated to satisfy this requirement.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, FTS has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. At December 31, 2008, $1,208,991 was segregated to satisfy this requirement.

5.   NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the greater of $5,000,000 or 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin requirement for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, IBLLC had net capital of $606,402,472, which was $567,852,436 in excess of required net capital of $38,550,036.

FTS, a wholly-owned subsidiary of IBLLC, is subject to the regulatory requirements promulgated by the SEC and other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2008 as defined by these regulatory authorities were $1,461,681 and $1,134,672, respectively.

6.   RELATED PARTY TRANSACTIONS

IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THC, THA and THSHK are registered securities dealers in US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2008:

Securities borrowed from an affiliate	$658,921,863
Receivable from brokers, dealers and clearing organizations:	
Receivable from brokers and dealers	113,405,373
Mark-to-market gain on cross-currency swaps	256,545
Receivable from customers - director and officer account balances	71,822,632
Receivable from affiliates:	
Loan receivable - unsecured demand note	50,000,000
Advances receivable	6,237,262
Other	3,770
	56,241,032
Interest receivable	63,526

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2008:

Securities loaned to an affiliate	$150,726,687
Payable to customers - director and officer account balances	55,113,317
Securities sold under agreements to repurchase	29,987,400
Payable to brokers, dealers and clearing organizations:	
Mark-to-market loss on cross-currency swaps	849,942
Payable to brokers and dealers	5,635,551
Payable to affiliates:	
Employee incentive plans payable	12,587,419
Consulting fee payable	6,789,029
Brokerage fee payable	1,509,806
Administrative fee payable	3,310,772
Advances payable	543,734
Rent payable	451,608
	25,192,368
Interest payable	233,141

7. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement

plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Employee Incentive Plans

See Note 8 for information regarding changes to the Group's employee incentive plans and the adoption of new plans by IBG, Inc. in connection with its IPO.

Return on Investment Dollar Units ("ROI Dollar Units")

Between 1998 and 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of Common Stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2008, payables to employees of the Company for ROI Dollar Units were $7,265,025, of which $1,275,658 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

8. INCENTIVE COMPENSATION PLANS

IBG, Inc. currently has an approximate 10.4% member interest in IBG LLC, is the sole managing member of IBG LLC and consolidates IBG LLC's financial results into its financial statements. IBG Holdings LLC, a Delaware limited liability company, owns the remaining 89.6%. Under the provisions of an exchange agreement, IBG, Inc. expects to acquire over time the remaining member interests in IBG LLC that it does not own. The primary manner in which the acquisition of member interests is expected to be paid is from the proceeds from sales of additional shares of IBG, Inc. Class A Common Stock ("Common Stock"). 360 million shares of authorized Common Stock have been reserved for such future sales.

Employee Incentive Plans

In connection with the IPO, IBG, Inc. adopted the 2007 Stock Incentive Plan and the 2007 ROI Unit Stock Plan, each of which is discussed below.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan. The Compensation Committee establishes the terms and conditions of the awards under the Stock Incentive Plan, including the number of awards offered to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. The Stock Incentive Plan will provide that awards will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about January 1 of each year to specific employees as part of an overall plan of equity compensation. Shares of restricted Common Stock granted to employees of the Company at the time of the IPO have been or will be issued in accordance with the following schedule:

- 10% on the date of the IPO; and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2008, Company employees were granted awards of 372,457 shares of Common Stock, with a fair value at the date of grant of $6,419,706. These share grants were issued to IBG LLC as of December 31, 2008, to be held as Treasury Stock, and will be distributed to employees in accordance with the following schedule:

- 10% on the anniversary of the IPO; and

- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan will be accrued for ratably during each year under the SFAS No. 123(R) "Graded Vesting" method.

2007 ROI Unit Stock Plan

Certain employees of the Company currently hold ROI Dollar Units (as described in Note 7) that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. In connection with the IPO, ROI Dollar Units were, at the employee's option, redeemable for cash as currently provided for under the current ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as of December 31, 2006 may have been elected to be invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). 193,873 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and

- an additional 15% on each of the first six anniversaries of the date of the IPO (or on each of the next six anniversaries of the date of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006), assuming continued employment with IBG, Inc. and compliance with other applicable covenants.

Shares, granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan, are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2008, no shares have been distributed under these post-employment provisions.

The following is a summary of Stock Plan activity for the period from December 31, 2008 through December 31, 2008:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Incentive Plan Shares
Balance, December 31, 2007	336,419	176,270
Granted	372,457	-
Fofeited by employees	(2,877)	(1,045)
Distributed to employees	(47,401)	(39,618)
Balance, December 31, 2008	658,598	135,607

9. PROPERTY AND EQUIPMENT

Property and equipment which are included in other assets in the consolidated statement of financial condition and are comprised of leasehold improvements, computer hardware, software developed for the Group's internal use and office furniture and equipment, at December 31, 2008 consisted of:

Leasehold improvements	$11,596,861
Computer equipment	10,177,554
Internally developed software	14,091,302
Office furniture and equipment	2,389,705
	38,255,422
Less - accumulated depreciation and amortization	(15,804,930)
Property and equipment, net	$22,450,492

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2008, the Company has been named party to various to legal actions. The Company intends to vigorously defend these actions as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the Company's consolidated statement of financial condition. Contingency reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies". Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits

to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty.

The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for these fully collateralized transactions.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

2009	$4,129,982
2010	4,036,011
2011	4,130,136
2012	3,808,535
2013	3,842,742
2014 and thereafter	7,616,947
	$27,564,353

11. COLLATERAL

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government, corporate debt, equity and non-U.S. government securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2008, the fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities was $3,332,269,555, consisting of $2,271,131,705 from customers, $404,685,770 from securities purchased under agreements to resell and $656,452,080 from securities borrowed. The fair value of these securities that had been sold or repledged was $865,059,801, of which $125,025,313 was deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

The Company has pledged certain firm-owned assets which are included in securities deposited with clearing organizations. The fair value at December 31, 2008 of such securities that have been

pledged, where the counterparty has the right to repledge, was $1,642,654 which consisted of Canadian Treasury Bills.

* * * * * *

February 24, 2009

Interactive Brokers LLC
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the consolidated financial statements of Interactive Brokers LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP